Exhibit 99.1
LJ International Inc. Announces Appointment of Deloitte Touche Tohmatsu as Its
New Independent Registered Public Accounting Firm
HONG KONG—(Marketwire — 8/25/11) — LJ International Inc. (LJI) (NASDAQ: JADE) announced today that the Audit Committee of the Board of Directors of the Company has approved the engagement of Deloitte Touche Tohmatsu CPA Limited (“Deloitte”) as LJI’s independent registered public accounting firm for the fiscal year 2011 on August 23, 2011.
This engagement follows the resignation of the Company’s former independent registered public accounting firm, Gruber & Company, LLC, effective August 23, 2011.
Mr. Yu Chuan Yih, Chief Executive Officer, commented, “With the significant growth LJI has experienced in the past few years, we believe the addition of a Big Four accounting firm provides a sound foundation for continued success in the years to come and commitment to upholding the highest levels of disclosure transparency and corporate governance. LJI is excited to welcome Deloitte as our new auditor and appreciates the commitment and accounting expertise provided by Gruber & Company, LLC in the past.”
During our two most recent fiscal years and any subsequent interim period preceding the resignation, the Company did not have any disagreements with Gruber & Company, LLC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Gruber & Company, LLC, would have caused it to make reference to the subject matter of the disagreement in connection with its report. No report of Gruber & Company, LLC on the financial statements of the Company for the past two fiscal years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com/ rcooper@cgc-us.com
www.ljintl.com